SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SUCCESSFACTORS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

864596 101

(CUSIP Number)

Scott B. Bonham

2494 Sand Hill Road, Suite 100

Menlo Park, California  94025

(650) 475-2150

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 864596 101

1.	Name of Reporting Persons Granite Global Ventures II L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,577,300 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,577,300 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,577,300 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.59% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule is filed by Granite Global Ventures II L.P., GGV II Entrepreneurs Fund L.P., Granite Global Ventures II L.L.C., Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng and Ms. Jenny Lee (collectively, the “Reporting Persons”). These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Consists of 2,524,466 shares of Common Stock of Granite Global Ventures II L.P. and 52,834 shares of Common Stock of GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 56,108,928 shares of the Issuer’s Common Stock outstanding (as of November 7, 2008), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2008.

CUSIP No. 864596 101

1.	Name of Reporting Persons GGV II Entrepreneurs Fund L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,577,300 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,577,300 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,577,300 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.59% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of 2,524,466 shares of Common Stock of Granite Global Ventures II L.P. and 52,834 shares of Common Stock of GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 56,108,928 shares of the Issuer’s Common Stock outstanding (as of November 7, 2008), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2008.

CUSIP No. 864596 101

1.	Name of Reporting Persons Granite Global Ventures II L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,577,300 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,577,300 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,577,300 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.59% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of 2,524,466 shares of Common Stock of Granite Global Ventures II L.P. and 52,834 shares of Common Stock of GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 56,108,928 shares of the Issuer’s Common Stock outstanding (as of November 7, 2008), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2008.

CUSIP No. 864596 101

1.	Name of Reporting Persons Ray A. Rothrock

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,577,300 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,577,300 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,577,300 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.59% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of 2,524,466 shares of Common Stock of Granite Global Ventures II L.P. and 52,834 shares of Common Stock of GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 56,108,928 shares of the Issuer’s Common Stock outstanding (as of November 7, 2008), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2008.

CUSIP No. 864596 101

1.	Name of Reporting Persons Anthony Sun

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,577,300 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,577,300 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,577,300 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.59% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of 2,524,466 shares of Common Stock of Granite Global Ventures II L.P. and 52,834 shares of Common Stock of GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 56,108,928 shares of the Issuer’s Common Stock outstanding (as of November 7, 2008), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2008.

CUSIP No. 864596 101

1.	Name of Reporting Persons Scott B. Bonham

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,577,300 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,577,300 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,577,300 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.59% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of 2,524,466 shares of Common Stock of Granite Global Ventures II L.P. and 52,834 shares of Common Stock of GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 56,108,928 shares of the Issuer’s Common Stock outstanding (as of November 7, 2008), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2008.

CUSIP No. 864596 101

1.	Name of Reporting Persons Joel D. Kellman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,577,300 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,577,300 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,577,300 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.59% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of 2,524,466 shares of Common Stock of Granite Global Ventures II L.P. and 52,834 shares of Common Stock of GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 56,108,928 shares of the Issuer’s Common Stock outstanding (as of November 7, 2008), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2008.

CUSIP No. 864596 101

1.	Name of Reporting Persons Jixun Foo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,577,300 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,577,300 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,577,300 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.59% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of 2,524,466 shares of Common Stock of Granite Global Ventures II L.P. and 52,834 shares of Common Stock of GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 56,108,928 shares of the Issuer’s Common Stock outstanding (as of November 7, 2008), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2008.

CUSIP No. 864596 101

1.	Name of Reporting Persons Glenn Solomon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,577,300 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,577,300 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,577,300 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.59% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of 2,524,466 shares of Common Stock of Granite Global Ventures II L.P. and 52,834 shares of Common Stock of GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 56,108,928 shares of the Issuer’s Common Stock outstanding (as of November 7, 2008), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2008.

CUSIP No. 864596 101

1.	Name of Reporting Persons Jenny Lee

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,577,300 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,577,300 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,577,300 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.59% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of 2,524,466 shares of Common Stock of Granite Global Ventures II L.P. and 52,834 shares of Common Stock of GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 56,108,928 shares of the Issuer’s Common Stock outstanding (as of November 7, 2008), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2008.

CUSIP No. 864596 101

1.	Name of Reporting Persons Hany M. Nada

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,577,300 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,577,300 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,577,300 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.59% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of 2,524,466 shares of Common Stock of Granite Global Ventures II L.P. and 52,834 shares of Common Stock of GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 56,108,928 shares of the Issuer’s Common Stock outstanding (as of November 7, 2008), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2008.

CUSIP No. 864596 101

1.	Name of Reporting Persons Thomas K. Ng

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 2,577,300 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 2,577,300 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,577,300 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.59% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of 2,524,466 shares of Common Stock of Granite Global Ventures II L.P. and 52,834 shares of Common Stock of GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 56,108,928 shares of the Issuer’s Common Stock outstanding (as of November 7, 2008), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2008

Introductory Note: This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 11, 2008 (the “Original Schedule 13D”), and is being filed on behalf of Granite Global Ventures II L.P., a limited partnership organized under the laws of the State of Delaware, GGV II Entrepreneurs Fund L.P., a limited partnership organized under the laws of the State of Delaware, Granite Global Ventures II L.L.C., a limited liability company organized under the laws of the State of Delaware (collectively, the “GGV Entities”), Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng and Ms. Jenny Lee (collectively with the GGV Entities, the “Reporting Persons”) to report the percentage of ownership by the Reporting Persons has decreased, and that such decrease resulted solely from a change in the aggregate number of the Issuer’s Common Stock outstanding (as of November 7, 2008), as set forth in the Issuer’s Form 10-Q filed with the Commission on November 12, 2008.  Except as reflected in this Amendment No. 1, all items of the Original Schedule 13D remain unchanged.  All capitalized terms used in this Amendment No. 1 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 1.           Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (“Common Stock”), of SuccessFactors, Inc. (the “Issuer”).  The address of the Issuer’s principal executive office is 1500 Fashion Island Blvd., Suite 300, San Mateo, California 94404.

Item 2.           Identity and Background.

(a)                                  The name of the reporting persons are Granite Global Ventures II L.P. (“GGV II”), GGV II Entrepreneurs Fund L.P. (“GGV II Entrepreneurs”), Granite Global Ventures II L.L.C., (“GGV II LLC”)., Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng and Ms. Jenny Lee.  A copy of their agreement in writing to file this statement of behalf of each of them is attached hereto as Exhibit A.  GGV II and GGV II Entrepreneurs are limited partnerships organized under the laws of the State of Delaware.  GGV II LLC, a limited liability company organized under the laws of the State of Delaware, is the general partner of GGV II and GGV II Entrepreneurs.  Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Glenn Solomon, Jixun Foo, and Ms. Jenny Lee are members of the investment committee of GGV II LLC.

(b)                                 The business address for GGV II, GGV II Entrepreneurs, GGV II LLC, and Messrs. Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng and Ms. Jenny Lee is  2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

The business address for Messrs. Ray A. Rothrock and Anthony Sun is 3340 Hillview Avenue, Palo Alto, CA  94304.

(c)                                  Messrs. Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng, and Ms. Jenny Lee are managing members and investment committee members of GGV II LLC.  The address for Messrs. Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng, and Ms. Jenny Lee is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025.    The principal business for each of the forgoing reporting persons is the venture capital investment business.

Messrs. Ray A. Rothrock and Anthony Sun are managing members of Venrock Associates and investment committee members of GGV II LLC.  The address for Messrs. Ray A. Rothrock and Anthony Sun is 3340 Hillview Avenue, Palo Alto, CA  94304.  The principal business for each of the forgoing reporting persons is the venture capital investment business.

(d)                                 During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                    GGV II and GGV II Entrepreneurs are limited partnerships organized under the laws of the State of Delaware.  GGV II LLC is a limited liability company organized under the laws of the State of Delaware.  Messrs. Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Anthony Sun, Ray A. Rothrock and Glenn Solomon are citizens of the USA.  Mr. Scott B. Bonham is a Canadian citizen.  Mr. Jixun Foo and Ms. Jenny Lee are citizens of Singapore.

Item 3.           Source and Amount of Funds or Other Consideration.

2,524,466 shares of Common Stock were purchased by GGV II for an aggregate consideration of $14,666,513.44 of its working capital.  52,834 shares of Common Stock were purchased by GGV II Entrepreneurs for an aggregate consideration of $306,947.88 of its working capital.

GGV II and GGV II Entrepreneurs received the funds through contributions of capital from their respective limited partners.  No part of any purchase by the aforementioned entities was financed with borrowed funds.

Item 4.           Purpose of Transaction.

The Reporting Persons acquired the securities in open market transactions for investment purposes with the aim of increasing the value of their investments.

Subject to applicable legal requirements, one or more of the GGV Entities may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the GGV Entities’ ownership of the Issuer’s securities, other opportunities available to the GGV Entities, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the GGV Entities may dispose of all or a portion of their securities of the Issuer at any time. Each of the GGV Entities reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the GGV Entities have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being de-listed from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5 (a) and (b).   Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 1 to the statement on Schedule 13D is provided as of  November 12, 2008:

GGV Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (2)

GGV II	2,524,466	0	2,577,300	0	2,577,300	2,577,300	4.59%

GGV II Entrepreneurs	52,834	0	2,577,300	0	2,577,300	2,577,300	4.59%

GGV II LLC	0	0	2,577,300	0	2,577,300	2,577,300	4.59%

Ray A. Rothrock	0	0	2,577,300	0	2,577,300	2,577,300	4.59%

Anthony Sun	0	0	2,577,300	0	2,577,300	2,577,300	4.59%

Scott B. Bonham	0	0	2,577,300	0	2,577,300	2,577,300	4.59%

GGV Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (2)

Joel D. Kellman	0	0	2,577,300	0	2,577,300	2,577,300	4.59%

Hany M. Nada	0	0	2,577,300	0	2,577,300	2,577,300	4.59%

Jixun Foo	0	0	2,577,300	0	2,577,300	2,577,300	4.59%

Glenn Solomon	0	0	2,577,300	0	2,577,300	2,577,300	4.59%

Jenny Lee	0	0	2,577,300	0	2,577,300	2,577,300	4.59%

Thomas K. Ng	0	0	2,577,300	0	2,577,300	2,577,300	4.59%

(1)  GGV II LLC is the sole general partner of GGV II and GGV II Entrepreneurs.  Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of GGV II LLC and share voting and dispositive power over the shares held by GGV II and GGV II Entrepreneurs.  These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their respective pecuniary interests therein.

(2)  This percentage is calculated based upon 56,108,928 shares of the Issuer’s Common Stock outstanding (as of November 7, 2008), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2008.

Item 5(c).	The Reporting Persons have not effected any transactions in shares of Common Stock during the past 60 days.

Item 5(d).

No other person is known to have the right to receive or the power to direct the receipt of dividends from or any proceeds from the sale of the shares of Common Stock beneficially owned by the Reporting Persons.

Item 5(e).

This Amendment No. 1 to the statement on Schedule 13D is being filed to report the fact that as of November 12, 2008, the Reporting Persons ceased to be the beneficial owner of more than 5 percent of the class of securities.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.           Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2009	GRANITE GLOBAL VENTURES II L.P.
GGV II ENTREPRENEURS FUND, L.P.

	BY:	GRANITE GLOBAL VENTURES L.L.C.
	ITS:	GENERAL PARTNER

	By:	/s/ Scott B. Bonham
Scott B. Bonham
Manager

February 11, 2009	GRANITE GLOBAL VENTURES II L.L.C.

	By:	/s/ Scott B. Bonham
Scott B. Bonham
Manager

February 11, 2009	By:	/s/ Ray A. Rothrock
Ray A. Rothrock

February 11, 2009	By:	/s/ Anthony Sun
Anthony Sun

February 11, 2009	By:	/s/ Scott B. Bonham
Scott B. Bonham

February 11, 2009	By:	/s/ Joel D. Kellman
Joel D. Kellman

February 11, 2009	By:	/s/ Hany M. Nada
Hany M. Nada

February 11, 2009	By:	/s/ Jixun Foo
Jixun Foo

February 11, 2009	By:	/s/ Glenn Solomon
Glenn Solomon

February 11, 2009	By:	/s/ Jenny Lee
Jenny Lee

February 11, 2009	By:	/s/ Thomas K. Ng
Thomas K. Ng

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)